Exhibit 99.1

The Drone Racing League and Draganfly Launch Multi-Year Partnership and Innovation Lab

Draganfly, a global UAV leader, partners with DRL to advance drone racing and humanitarian aid through new groundbreaking technology

New York, NY and Los Angeles, CA - Thursday, October 14, 2021 — Today, the Drone Racing League (DRL), the world’s premier, professional drone racing property, and Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8), an award-winning, industry-leading drone solutions and systems developer, announced a multi-year partnership. The companies will launch DRL Labs, an innovation hub, to research and develop next generation drone technology that will advance the sport of drone racing and other industries undergoing significant transformations through drones, including humanitarian aid and mobility.

As one of the longest-running drone companies in the world, Draganfly brings its legacy of drone innovation to the cutting-edge sport of high-speed drone racing. Through DRL Labs, Draganfly and DRL engineers will work to develop new technical solutions within autonomy, next generation sensors and artificial intelligence, with an aim to contribute discoveries to disaster relief, transportation and delivery spaces.

Globally broadcasted DRL races will provide real-time testing grounds for DRL Lab innovations, reaching DRL’s millions of technology-obsessed, tech-setter fans — 60% of whom claim that brands that partner with DRL invest in innovation. The league will also incorporate Draganfly’s Vital Intelligence platform into their 2021-22 DRL World Championship Season. Draganfly’s groundbreaking AI Vital Intelligence platform can utilize any camera to monitor pilots’ in-race heart and respiratory-rates. Driving new health insights around flying drones and bringing fans closer to the DRL action than ever, the breakthrough diagnostics system will analyze pilots’ physiological reactions to competition, fast speeds, crashes and more. DRL will also release a “Why I Fly” Series Presented by Draganfly, spotlighting pilots’ personal journeys into drone flying during the 2021-22 Season.

“Draganfly has been driving the future of drones since the pre-drone era and the Drone Racing League is constantly driving the future of sports. We’re excited to partner with DRL to develop new drone technology that will disrupt drone racing competition and the fan experience — while leveraging our tech discoveries for the good of humanity,” said Draganfly CEO Cameron Chell.

“The Drone Racing League is built on innovation and the commitment to showcase best-in-class technology to our millions of fans. We’re thrilled to partner with Draganfly, who will bring their leadership in drone hardware, software and logistics to our global racing circuit. With the launch of DRL Labs, together we will introduce novel drone technology that will not only redefine our sport, but also provide real world use cases to support communities around the world,” said DRL SVP, Head of Partnership Development, Ari Mark.

Draganfly will be integrated into the 2021-22 DRL World Championship Season starting next Wednesday, October 20, 2021 at 8pm EST on NBCSN and Twitter. The partnership cuts across both esports and real-drone racing through iconic sports arenas and DRL SIM virtual maps as pilots compete to be crowned the World Champion. Find the full DRL race schedule here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com .

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

About Drone Racing League

The Drone Racing League (DRL) is an innovative global sports, entertainment and technology property. The best drone pilots in the world fly in the league and millions of fans watch them race on NBC, NBCSN, and Twitter. With groundbreaking technology and immersive, high-speed races through virtual and live events, DRL is creating a new era of sports, combining both esports and real-life competition.

Founded by Nicholas Horbaczewski in 2015, DRL is a privately held company headquartered in NYC. For more information, visit www.drl.io. To join the conversation, follow DRL on Facebook at facebook.com/thedroneracingleague, on Twitter @DroneRaceLeague, and on Instagram @thedroneracingleague.

Media Contacts:

Draganfly:

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

DRL:

Melanie Wallner

melanie@drl.io

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the partnership between Draganfly and DRL. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Draganfly to control or predict, that may cause Draganfly’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Draganfly’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in Draganfly’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. Draganfly undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.